Robinson Brog Leinwand Greene Genovese & Gluck P.C.

875 THIRD AVENUE, 9TH FLOOR

NEW YORK, NY 10022

(212) 603-6300

FAX (212) 956-2164

April 25, 2013

David Danovitch, Esq.

(212) 603-6391

ded@robinsonbrog.com

VIA FAX AND EDGAR

Gregory Dundas, Esq.

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Nxt-Id, Inc. Registration Statement on Form S-1 (No. 333-186331)

Mr. Dundas:

On behalf of Nxt-ID, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 5:00 p.m., New York City time, on April 29, 2013, or as soon as possible thereafter, and acknowledgement of the statements contained in the Commission’s letters to the Company.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ David Danovitch

David Danovitch

cc: Mr. Gino Pereira

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Nxt-ID, INC.

One Reservoir Corporate Centre

4 Research Drive, Suite 402

Shelton, CT 06484

April 25, 2013

Gregory Dundas, Esq.

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	Nxt-Id, Inc. Registration Statement on Form S-1 (No. 333-186331)

Mr. Dundas:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Nxt-ID, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m., New York City time, on April 29, 2013, or as soon as possible thereafter.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nxt-ID, Inc.

By: /s/ Gino Pereira___________________

Gino Pereira

President and Chief Executive Officer

(Principal Executive Officer)

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